FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of   June 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                                 CEZ Bond Issue

As part of an approved bond program, CEZ, a. s. is to complete the first bond issue in the volume of CZK 3 billion. The bond issue is scheduled for June 23, 2003, carries a fixed interest of 3.35% p.a., and the issue price amounts to 100.05% of the principal amount of the bonds. The bond issue matures in 2008.

Ceskoslovenska obchodni banka, a.s., is the arranger and lead underwriter of the issue. Members of a syndicate of underwriters of this domestic issue include leading brokers ABN AMRO Bank N.V., Ceska sporitelna, a.s., ING Bank N.V., Ceskomoravska zarucni a rozvojova banka, a.s., HVB Bank Czech Republic a.s., Citibank a.s., and Komercni banka.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           CEZ, a.s.
                                               ---------------------------------
                                                         (Registrant)
Date: June 11, 2003
                                               By: /s/ Libuse Latalova
                                                  ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration